EXHIBIT (i)(3)


                             DECHERT PRICE & RHOADS
                         TEN POST OFFICE SQUARE - SOUTH
                                   SUITE 1230
                        BOSTON, MASSACHUSETTS 02109-4603





                                                              April 29, 1999

Eclipse Funds
470 Park Avenue South
16th Floor
New York, New York 10016

Dear Sirs:

         As counsel for Eclipse Funds (the "Trust"), we are familiar with the registration of the Trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-4847), and Post-Effective Amendment No. 19 to the Trust's registration statement relating to the shares of beneficial interest (the "Shares") of each of Eclipse Ultra Short Term Income Fund, Eclipse Balanced Fund, Eclipse Mid Cap Value Fund, and Eclipse Small Cap Value Fund (each, a "Fund") being filed under the Securities Act of 1933, as amended (File No. 33-8865) ("Post-Effective Amendment No. 19"). We have also examined such other records of the Trust, agreements, documents and instruments as we deemed appropriate.

         Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the Prospectus for each Fund and delivered by the Trust against receipt of the net asset value of the Shares, will be issued as fully paid and nonassessable Shares of the Trust.

         We consent to the filing of this opinion on behalf of the Trust with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 19.

                                             Very truly yours,

                                             /s/ Dechert Price & Rhoads